U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

814-1517721
(SEC File Number)

025362-10-4
CUSIP Number

(Check one): Form 10-K [  ] Form 20-F  [_] Form 11-K  [_] Form 10-Q [X ] Form 10-D [_] Form N-SAR [_] Form N-CSR [_]

         For Period Ended:  March 31, 2010

         [_]  Transition Report on Form 10-K
         [_]  Transition Report on Form 20-F
         [_]  Transition Report on Form 11-K
         [  ]  Transition Report on Form 10-Q
         [_]  Transition Report on Form N-SAR

         For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

AMERICAN DEVELOPMENT & INVESTMENT FUND, INC.
(Exact name of registrant as specified in its charter)

(Former Name if Applicable)

1365 N. Courtenay Parkway, Suite A
Address of principal executive office (Street and Number

Merritt Island, FL 32953
City, state and Zip Code

[Missing Graphic Reference]

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-K could not be filed within the prescribed time period.

Registrant has been unable to reconcile certain accounts in time to complete accurate financial reports and to provide all required information for its quarterly report. Accordingly, Registrant is unable to complete the preparation of its financial statements in time to complete the report on Form 10-Q on a timely basis.  The report will be filed on or before the fifth calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1)                           Name and telephone number of person to contact in regard to this notification

Robert Hipple                 321                          452-9091
    (Name)                    (Area Code)         (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                                                                                                   [X] Yes [_] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                                                                                                       [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN DEVELOPMENT & INVESTMENT FUND, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

American Development & Investment Fund, Inc.

Date: May 17, 2010                                                                              By: /s/Gary D. Lewis
                                                                                                  Name: Gary D. Lewis
                                                                                                  Chairman and Chief Executive Officer